Exhibit 99.18

September 26, 2025

VIA SEDAR+

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Northwest Territories

Nova Scotia Securities Commission

Nunavut Securities Office

Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Yukon Superintendent of Securities

Dear Sirs/Mesdames:

Re:       Blue Moon Metals Inc. (the “Company”) – Prospectus Supplement

We refer to the prospectus supplement dated September 26, 2025 (the “Prospectus Supplement”) to the short form base shelf prospectus dated September 23, 2025 of the Company with respect to the issuance of common shares in the capital of the Company, as described in the Prospectus Supplement.

We consent to the reference to our name on the second page of the Prospectus Supplement and under the headings “Eligibility for Investment” and “Interests of Experts” and to the use of our opinion under the heading "Eligibility for Investment" in the Prospectus Supplement, which opinion is dated as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our legal opinions referred to therein or that are within our knowledge as a result of the services that we performed in connection with such opinion.

Yours truly,

(Signed) “Blake, Cassels & Graydon LLP”

Blake, Cassels & Graydon LLP